SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549
                 __________________________

                        FORM 11-K


ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

           Commission File Number 1-9735

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             BERRY PETROLEUM COMPANY THRIFT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                   Berry Petroleum Company
                 5201 Truxtun Avenue, Suite 300
                Bakersfield, California 93309-0640

                          BERRY PETROLEUM COMPANY
                                THRIFT PLAN







                       AUDITED FINANCIAL STATEMENTS
                        AND SUPPLEMENTAL SCHEDULE






              For the Years Ended December 31, 2001 and 2000

                    BERRY PETROLEUM COMPANY THRIFT PLAN

                        December 31, 2001 and 2000

                                   INDEX
                                                             PAGE

Report of Independent Auditors                                4

Financial Statements

  Statements of Net Assets Available for Benefits             5
  Statement of Changes in Net Assets Available for Benefits   6
  Notes to Financial Statements                               7

Supplemental Schedule
  Schedule of Assets Held for Investment Purposes            17

Signatures                                                   18
Consent of Independent Auditors                              19
Certifications                                               20

                INDEPENDENT AUDITOR'S REPORT

To the Administrator of the
Berry Petroleum Company Thrift Plan

We have audited the accompanying statements of net assets available for benefits of the Berry Petroleum Company Thrift Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Berry Petroleum Company Thrift Plan as of December 31, 2001 and 2000 and the changes in net assets available for benefits for the year then ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our  audits were made for the purpose of forming an  opinion
on  the  basic financial statements taken as a  whole.   The
supplemental schedule of assets held for investment purposes
as  of December   31,  2001,  is  presented  for  the
purpose   of additional  analysis and is not a required part
of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements take as a whole.


/s/ Daniells, Phillips, Vaughan & Bock

Bakersfield, California
May 23, 2002

                    BERRY PETROLEUM COMPANY THRIFT PLAN
              Statements of Net Assets Available for Benefits
                        December 31, 2001 and 2000



                                          2001        2000
       ASSETS:
 Blended income fund
  Investments, at contract value     $  4,746,085  $  2,864,395
  Cash, interest bearing                        -     1,978,001
 Investments, at fair value             8,432,666     8,421,428
 Participant loans                        532,097       566,551
                                       ----------    ----------
 Net assets available for benefits   $ 13,710,848  $ 13,830,375
                                       ==========    ==========




















The accompanying notes are an integral part of these financial statements.

                    BERRY PETROLEUM COMPANY THRIFT PLAN
         Statement of Changes in Net Assets Available for Benefits
                       Year Ended December 31, 2001


 ADDITIONS:
  Additions to net assets attributable to:
   Contributions:
    Participants                             $   581,624
    Employer                                     423,713
                                              ----------
                                               1,005,337
                                              ----------
   Interest and dividends                        482,661
   Participant loan interest payments             55,756
   Net (depreciation) in fair
    value of investments                        (584,421)
                                              ----------
                                                 (46,004)
                                              ----------
        Total additions                          959,333
                                              ----------
 DEDUCTIONS:
  Deductions from net assets attributable to:
   Administrative fees                             3,403
   Benefits paid to participants               1,075,457
                                              ----------

        Total deductions                       1,078,860
                                              ----------
        Net (decrease)                          (119,527)

        Net assets available for benefits:

          Beginning of year                   13,830,375
                                              ----------
          End of year                       $ 13,710,848
                                              ==========








The accompanying notes are an integral part of these financial statements.

                    BERRY PETROLEUM COMPANY THRIFT PLAN
                       NOTES TO FINANCIAL STATEMENTS

Note 1.  Plan Description

  The following description of the Berry Petroleum Company Thrift Plan (the "Plan") is provided for general information purposes only.
Participants should refer to the Plan Agreement for more complete information.

General

  The Plan is a defined contribution plan under Section 401(k) of the Internal Revenue Code (the "Code"). All employees of Berry Petroleum Company (the "Company") who have completed six months of service, as defined in the Plan Agreement, and who are not covered by a collective bargaining agreement with retirement benefits, are eligible to participate in the Plan.

Contributions

  Employees who elect to participate in the Plan must contribute 6% of their annual earnings as a basic tax-deferred contribution. The Company matches 100% of this employee contribution. The Plan provides for a Company match in excess of 6% if certain financial results are achieved. Company matching contributions can range from 6% to 9% of eligible participating employee earnings for active participants in the Plan. Matching contributions were from 6% to 9% in 2001 and averaged approximately 7.25% and were 9% for all of 2000. The Plan for 2001 and 2000 allowed employees to contribute a maximum combined pre-tax and after-tax deferral of 16%. As of May 1, 2002, this limit was raised to 60%.

  Participant and employer contributions are subject to statutory limitations, which for 2001 were $10,500 pre-tax and $30,000 total for all employee and employer contributions. Participants vest immediately in their contributions, and vesting in employer contributions is at a rate of 20% per year of service during the first five years of employment.

Investment Funds

  The investment selections available to participants are as follows:

    Berry Petroleum Company Stock      Spartan U.S. Equity Index Fund
    Blended Income Fund                Fidelity U.S. Bond Index Fund
    Fidelity Contrafund                Fidelity Freedom Income Fund
    Fidelity Diversified               Fidelity Freedom 2000 Fund
     International Fund
    Fidelity Equity Income I Fund      Fidelity Freedom 2010 Fund
    Fidelity Growth & Income Fund      Fidelity Freedom 2020 Fund
    Fidelity Low Priced Stock Fund     Fidelity Freedom 2030 Fund
    Fidelity Puritan Fund              Fidelity Freedom 2040 Fund

Contributions made by or on behalf of Plan participants are invested monthly and held under a trust agreement in one or more of the investment funds selected by the Plan Sponsor in accordance with the provisions of the Plan Agreement and as directed by the participants. Employees are able to choose to have their contributions invested in the Blended Income Fund, Berry Petroleum Company Common Stock and a selection of mutual funds, currently at 14. With the maturity on December 31, 2001 of the last separate GIC contract, all of the funds allocated to the Blended Income Fund were moved to Fidelity's Managed Income portfolio, effective February 1, 2002.

                    BERRY PETROLEUM COMPANY THRIFT PLAN
                       NOTES TO FINANCIAL STATEMENTS

Note 1.  Plan Description, continued

  The 14 mutual funds available for investments noted above are: Fidelity Contrafund seeks high capital appreciation, Fidelity Diversified International seeks capital appreciation investing in equity markets worldwide but mainly those in the Morgan Stanley EAFE Index, which excludes the United States, Fidelity Equity Income I is a stock fund seeking capital appreciation and dividend income that exceeds the yield of the Standard & Poors 500 Index ("S & P 500 Index"), Fidelity Growth & Income seeks long-term capital growth, current income and growth of income, consistent with reasonable investment risk, Fidelity Low Priced Stock seeks capital appreciation by investing mainly in low-priced common stocks (less than $35.00 at original purchase), Fidelity Puritan seeks as much income as possible, consistent with the preservation of capital, by investing in common stocks, bonds and preferred stock, Spartan U. S. Equity Index is a stock index fund that seeks investment results that correspond to the total return performance of the S & P 500 Index by duplicating the investment composition.

  Fidelity U. S. Bond Index seeks to provide investment results that correspond to the aggregate price and interest performance of the debt securities of the Lehman Brothers Aggregate Bond Index. Fidelity Freedom Income seeks a high level of current income with capital appreciation as a secondary objective. The Fidelity Freedom 2000, 2010, 2020, 2030 and 2040 mutual funds are designed to provide attractive long-term returns consistent with the targeted investment horizon.

  The Plan had group annuity contracts ("GICs") with John Hancock Mutual Life Insurance Company ("John Hancock") during 2001 and 2000. All of the Plan's group annuity contracts were fully benefit responsive. Each account was credited with income determined at a fixed interest rate until maturity. These contracts are included in the financial statements at December 31, 2000 at the contract value (which approximates fair market value) as reported by the insurance companies and, because the last contract matured on December 31, 2001, at cash value at December 31, 2001.

     The following investments had values at December 31, 2001 representing more than 5% of net assets available for Plan benefits:

          Blended Income Fund
            Fidelity Comingled Pool Account     $ 4,746,085

          Fidelity Contrafund                     1,744,808
          Fidelity Low-Priced Stock               1,119,056
          Fidelity Growth & Income                  932,406
          Spartan U.S. Equity Index                 876,582
          Fidelity Diversified International        859,990
          Fidelity Equity Income I                  751,693

                    BERRY PETROLEUM COMPANY THRIFT PLAN
                       NOTES TO FINANCIAL STATEMENTS


Note 1.  Plan Description, continued

  The following table presents a summary of credited interest rates and average yield information for each of the GICs for the period shown:


                           2001                        2000
                Credited                      Credited
                Interest       Average        Interest        Average
Issuer            Rate          Yield           Rate           Yield


John Hancock
Contract #1         -             -         6.68% due          6.68%
                                            12/29/2000
Contract #2    6.17% due        6.17%       6.17% due          6.17%
               12/31/2001                   12/31/2001


Participant Accounts

  Participant statements are prepared and distributed quarterly. However, the participant can access their account daily with Fidelity's Net Benefits online service. Each participant's account is credited with the participant's and the Company's contributions, in addition to the allocation of any Plan earnings or losses and forfeitures of terminated participants' nonvested accounts. Earnings or losses are allocated on a fund-by-fund basis. Allocations are based on the ratio of the participant's account balance in each mutual fund to the total assets of the mutual fund. Allocation of forfeitures is based on service units from 0 to 12 depending on months of service during the year. Only employees who are active participants at December 31 each year are eligible for the allocation of forfeitures to their accounts. Forfeitures allocated to participant accounts for the years ended December 31, 2001 and 2000 totaled $5,975 and $16,400, respectively.

Participant Loans

  Participants are entitled to borrow from their vested account balances in amounts from $1,000 to $50,000, but not in excess of 50% of their vested account balances. Interest is computed based on the prime rate in the Wall Street Journal on the date of the application, plus 2%. A maximum of two loans can be outstanding at any one time and each loan must be repaid over a period of from 1 to 5 years. Each loan is supported by a promissory note with the participant's account balance as collateral.

Hardship Withdrawals

  The Plan allows for hardship withdrawals to pay certain housing, health or education expenses if the participant does not have other funds available for these expenses. Internal Revenue Service ("IRS") regulations require that a participant cannot make contributions to the Plan for 12 months after taking a hardship withdrawal. In addition, participants will not receive matching contributions or forfeitures for the 12 months they are ineligible to participate in the Plan.

                    BERRY PETROLEUM COMPANY THRIFT PLAN
                       NOTES TO FINANCIAL STATEMENTS


Note 1.  Plan Description, continued

Payment of Benefits

  Upon termination of service due to retirement, death, disability or other reasons, the participant or beneficiary, in the case of death, can request withdrawal of his or her account equal to the value of the vested balance in the participant account, reduced by any unpaid loan balance. If desired, a participant can leave the account balance in the Plan until the participant attains age 70 and 1/2 unless the participant's vested account balance is less than $5,000, in which case the vested account balance would be distributed to the participant.

Plan Termination

  Although it is anticipated that the Plan will remain in effect indefinitely, the Company has the right to discontinue its contributions and terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of complete or partial termination of the Plan, participants become 100% vested in the employer contributions and earnings thereon. Upon termination of the Plan, all participants have equal priority in the distribution of any Plan assets in excess of Plan liabilities.

Trustees and Administration

  The Company has entered into a trust agreement with Fidelity Management Trust Company (Fidelity) to handle duties as the named Trustee for the Plan. Three officers of the Company, Jerry V. Hoffman, Ralph J. Goehring and Kenneth A. Olson, are the Administrators of the Plan, and Berry Petroleum Company is the Plan Sponsor. The Administrators have the authority to delegate plan administration duties as necessary. Certain administrative expenses are paid by the Company. Fidelity, as the Trustee, receives contributions from the Plan Sponsor, invests and reinvests the Plan's assets, determines the market value of Plan assets, prepares statements and processes loans and withdrawals to beneficiaries.

Concentration of Credit Risk

  At December 31, 2001, none of the Plan investments are invested in separate GICs with insurance companies.

  The $1,978,001 in cash at December 31, 2000 was from the maturity of a group annuity contract at John Hancock and was invested in Fidelity's Managed Income Portfolio in January 2001. At December 31, 2000 the GIC's made up 37% of the Blended Income Fund balance of $4,842,396. The Plan has not incurred any losses related to these investments.

Note 2.  Summary of Significant Accounting Policies

Basis of Accounting

  The Plan's financial statements are prepared using the accrual method of accounting in accordance with generally accepted accounting principles.

                    BERRY PETROLEUM COMPANY THRIFT PLAN
                       NOTES TO FINANCIAL STATEMENTS

Note 2.  Summary of Significant Accounting Policies, continued

Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments

  Quoted market prices as of the valuation date are used to compute the fair value of equity securities in the Berry Stock Fund and the 14 mutual funds. The Plan's investments in GICs are valued at their contract value. Contract value (which approximates fair value) represents contributions made under the contract, plus interest earned at contract rates less withdrawals.

  In accordance with the policy of stating Plan assets at their fair value, the Plan presents the net appreciation (depreciation) in the fair value of its investments in the statement of changes in net assets, which consists of the realized gains or losses and the unrealized appreciation
(depreciation) on those investments.

Note 3.  Tax Status

  On June 7, 1988 the IRS advised the Company that the Plan meets the requirements of Section 401(a) of the Code, as restated by the Tax Reform Act of 1986, and is therefore exempt from federal income taxes under
Section 501(a) of the Code. In 1994 conforming amendments, as requested by the IRS, were made to the Plan Agreement and a favorable determination letter was issued by them on December 7, 1994.

  The Plan has been amended and restated since the receipt of the prior IRS determination letter of December 7, 1994. The Plan Sponsor believes the Plan is designed to be, and is currently being operated, in compliance with the applicable requirements of the Internal Revenue Code.

Note 4.  Subsequent Events

  On February 1, 2002, all remaining funds allocated to the Blended Income Fund were transferred to Fidelity's Managed Income Portfolio, due to the maturity of the last remaining GIC contract with John Hancock on December 31, 2001.

  Effective May 1, 2002, the Plan was modified to increase the maximum allowable amount of tax-deferred and after-tax contributions to be made to the Plan by an eligible employee. The maximum combined tax-deferred and after-tax contribution was increased from a maximum of 16% of eligible earnings to a combined maximum of 60% of eligible earnings. The maximum contribution is still subject to other statutory limitations as set by IRS rules and regulations.

                       BERRY PETROLEUM COMPANY THRIFT PLAN
                          NOTES TO FINANCIAL STATEMENTS

Note 5. Investments

                                                                     Fidelity    Fidelity
                Blended      Berry               Fidelity           Diversified   Low      Fidelity   Spartan
     2001        Income      Stock    Fidelity    Equity   Fidelity  Interna-     Priced   Growth &   US Equity
                  Fund       Fund    Contrafund  Income I   Puritan   tional      Stock     Income     Index
                ---------   -------  ----------  --------  --------  ---------  ---------  --------   ---------
ASSETS:
Investments, at fair value
Net assets
available for
benefits       $4,746,085 $ 489,836  $1,744,808 $ 751,693 $ 216,633 $ 859,990  $1,119,056 $ 932,406  $ 876,582
                =========  ========   =========  ========  ========  ========   =========  ========   ========


                  Fidelity  Fidelity  Fidelity  Fidelity  Fidelity  Fidelity   Fidelity
                  Freedom   Freedom   Freedom   Freedom   Freedom   Freedom    US Bond     Loan
                   Income    2000      2010      2020      2030       2040      Index     Account     Total
                  --------  -------   --------  --------  --------  --------   --------   -------    --------
ASSETS (continued):
Investments, at fair value
Net assets
available for
benefits         $ 120,749 $  45,492 $ 269,016 $ 567,384 $ 334,218 $   5,594  $  99,209 $ 532,097  $13,710,848
                  ========  ========  ========  ========  ========  ========   ========  ========   ==========


                                                                     Fidelity    Fidelity
                Blended      Berry               Fidelity           Diversified   Low      Fidelity   Spartan
     2000        Income      Stock    Fidelity    Equity   Fidelity  Interna-     Priced   Growth &   US Equity
                  Fund       Fund    Contrafund  Income I   Puritan   tional      Stock     Income     Index
                ---------   -------  ----------  --------  --------  ---------  ---------  --------   ---------
ASSETS:
Investments, at fair value
Net assets
available for
benefits       $4,842,396 $ 443,098  $2,161,798 $ 845,041 $ 268,317 $ 960,350   $ 744,654 $ 924,649  $ 765,302
                =========  ========   =========  ========  ========  ========    ========  ========   ========


                  Fidelity  Fidelity  Fidelity  Fidelity  Fidelity  Fidelity   Fidelity
                  Freedom   Freedom   Freedom   Freedom   Freedom   Freedom    US Bond     Loan
                   Income    2000      2010      2020      2030       2040      Index     Account     Total
                  --------  -------   --------  --------  --------  --------   --------   -------    --------
ASSETS (continued):
Investments, at fair value
Net assets
available for
benefits         $ 103,858 $  52,480 $ 192,046 $ 580,712 $ 335,775 $       -  $  43,348 $ 566,551  $13,830,375
                  ========  ========  ========  ========  ========  ========   ========  ========   ==========

                       BERRY PETROLEUM COMPANY THRIFT PLAN
                          NOTES TO FINANCIAL STATEMENTS

Note 5. Investments (continued)
                                                                      Fidelity    Fidelity
                  Blended     Berry                Fidelity           Diversified   Low      Fidelity   Spartan
     2001         Income      Stock     Fidelity    Equity   Fidelity  Interna-     Priced   Growth &   US Equity
                   Fund       Fund     Contrafund  Income I   Puritan   tional      Stock     Income     Index
                 ---------   -------   ----------  --------  --------  ---------  ---------  --------   ---------
ADDITIONS TO NET ASSETS:
Contributions from:
 Participants  $   61,089  $  22,961  $  75,890  $  23,044  $  10,657  $  54,833 $   41,556 $  50,277 $ 107,645
 Employer          27,586     19,816     63,278     20,431      8,448     43,060     32,558    39,567    73,781
Interest and
 dividends        262,311     14,401      8,929     28,491     11,099        446     62,724    18,094     9,801
Interest from
 participant
 loans              5,186        413      9,881      4,989        548      7,692      5,389     5,365     8,763
Net appreciation
 (depreciation) in
 fair value of
 investments            -     93,682   (257,232)   (66,579)   (12,725)  (129,169)   153,272  (104,983) (102,444)
Exchanges in      357,412     94,753     41,522     31,000          -     21,887    179,901    10,000    75,331
Forfeiture
 activity           8,566          -          -          -          -          -          -         -         -
Loan principal
 repayment         31,837      1,247     34,987     16,240     2,512      24,690     14,783    21,053    28,451
                ---------   --------   --------   --------  --------    --------  ---------  --------  --------
Total additions   753,987    247,273    (22,745)    57,616    20,539      23,439    490,183    39,373   201,328
                ---------   --------   --------   --------  --------    --------  ---------  --------  --------
 DEDUCTIONS:
Administrative
 fees                 817          -         50        737       275          19        585       350       263
Forfeiture
 activity               -        939      2,361          -         -           -        548     2,467       781
Benefits paid to
 participants     549,875      7,523    185,127    101,802    66,261      13,074    107,266     3,842     3,984
Loan withdrawals   64,924          -     54,322     20,955     3,447      28,933      3,878     3,529       291
Exchanges out     234,682    192,073    152,385     27,470     2,240      81,773      3,504    21,428    84,729
                ---------   --------   --------   --------  --------    --------  ---------  --------  --------
Total deductions  850,298    200,535    394,245    150,964    72,223     123,799    115,781    31,616    90,048
                ---------   --------   --------   --------  --------    --------  ---------  --------  --------
Net increase
 (decrease)       (96,311)    46,738   (416,990)   (93,348)  (51,684)   (100,360)   374,402     7,757   111,280

Net assets available
 for benefits,
 beginning of
 year           4,842,396    443,098  2,161,798    845,041   268,317     960,350    744,654   924,649   765,302
                ---------   --------  ---------   --------  --------    --------  ---------  --------  --------

Net assets available
 for benefits,
 end of year   $4,746,085  $ 489,836 $1,744,808  $ 751,693 $ 216,633   $ 859,990 $1,119,056 $ 932,406 $ 876,582
                =========   ========  =========   ========  ========    ========  =========  ========  ========


                       BERRY PETROLEUM COMPANY THRIFT PLAN
                          NOTES TO FINANCIAL STATEMENTS

Note 5. Investments (continued)
                     Fidelity    Fidelity  Fidelity  Fidelity   Fidelity  Fidelity   Fidelity
                     Freedom     Freedom   Freedom   Freedom    Freedom   Freedom    US Bond     Loan
       2001          Income       2000       2010      2020       2030      2040      Index     Account    Total
                     ---------   -------   --------  ---------  --------  --------   ---------  -------   --------
ADDITIONS TO NET ASSETS(continued):
Contributions from:
 Participants       $  4,459    $  6,801 $  26,859  $  45,927  $  32,136  $   3,269   $ 14,221  $     -  $  581,624
 Employer              5,630       2,484    14,837     34,645     26,189      2,201      9,202        -     423,713
Interest and
 dividends             4,638       1,079    11,811     28,639     15,412         53      4,733        -     482,661
Interest from
 participant loans         -           -       839      2,114      4,245          -        332        -      55,756
Net appreciation
 (depreciation)
 in fair value
 of investments       (2,169)     (1,658)  (18,869)   (81,323)   (55,392)        71      1,097        -    (584,421)
Exchanges in          24,470           -    83,367     14,115     24,540          -     25,000        -     983,298
Forfeiture
 activity                  -           -         -          -          -          -          -        -       8,566
Loan principal
 repayment                 -           -     2,389      8,483     23,953          -      1,288 (211,913)          -
                     -------     -------   -------    -------   --------    -------    ------- --------   ---------
Total additions       37,028       8,706   121,233     52,600     71,083      5,594     55,873 (211,913)  1,951,197
                     -------     -------   -------    -------   --------    -------    ------- --------   ---------

DEDUCTIONS:
Administrative fees        -           -         -        119        188          -          -        -       3,403
Forfeiture activity        -           -       821          -        649          -          -        -       8,566
Benefits paid to
 participants              -           -       876          9        389          -         12   35,417   1,075,457
Loan withdrawals           -           -         -      9,309     23,288          -          - (212,876)          -
Exchanges out         20,137      15,694    42,566     56,491     48,126          -          -        -     983,298
                    --------     -------  --------   --------   --------    -------    ------- --------   ---------
Total deductions      20,137      15,694    44,263     65,928     72,640          -         12 (177,459)  2,070,724
                    --------     -------  --------   --------   --------    -------    ------- --------   ---------

Net increase
 (decrease)           16,891      (6,988)   76,970    (13,328)    (1,557)     5,594     55,861  (34,454)   (119,527)

Net assets available
 for benefits,
 beginning of year   103,858      52,480   192,046    580,712    335,775          -     43,348  566,551  13,830,375
                    --------     -------  --------   --------   --------    -------    -------  -------  ----------

Net assets available
 for benefits,
 end of year       $ 120,749    $ 45,492 $ 269,016  $ 567,384  $ 334,218   $  5,594   $ 99,209 $532,097 $13,710,848
                    ========     =======  ========   ========   ========    =======    =======  =======  ==========

                                              12

                       BERRY PETROLEUM COMPANY THRIFT PLAN
                          NOTES TO FINANCIAL STATEMENTS
Note 5. Investments (continued)

                                                                       Fidelity    Fidelity
                  Blended     Berry                Fidelity           Diversified   Low      Fidelity   Spartan
     2000         Income      Stock     Fidelity    Equity   Fidelity  Interna-     Priced   Growth &   US Equity
                   Fund       Fund     Contrafund  Income I   Puritan   tional      Stock     Income     Index
                 ---------   -------   ----------  --------  --------  ---------  ---------  --------   ---------
ADDITIONS TO NET ASSETS:
Contributions from:
 Participants   $   45,736  $  22,347  $  88,111  $  20,899  $  10,321  $  56,134  $  26,608 $  46,816 $ 107,734
 Employer           33,373     21,084     87,089     22,771      8,698     55,135     27,522    44,186    94,257
Interest and
 dividends         313,075     13,634    271,913     63,128     21,254     54,911     97,716    84,901     7,746
Interest from
 participant
 loans               6,827        983     11,565      4,769        796      8,264      4,872     6,125    10,150
Net appreciation
 (depreciation) in
 fair value of
 investments             -    (45,546)  (422,289)      (537)    (3,811)   (143,961)     (768) (102,853)  (83,036)
Exchanges in       504,232     30,001     56,058      7,035          -      76,082   190,787    24,946    33,320
Forfeiture
 activity           13,260          -          -          -          -           -         -         -         -
Loan principal
 repayment          33,986      3,360     50,880     17,902      3,490      36,475    23,565    19,258    45,044
                 ---------    -------   --------   --------   --------    --------  --------  --------  --------
Total additions    950,489     45,863    143,327    135,967     40,748     143,040   370,302   123,379   215,215
                 ---------    -------   --------   --------   --------    --------  --------  --------  --------
DEDUCTIONS:
Administrative
 fees                1,013          -        131        713        123           2        26       313       319
Forfeiture
 activity              480      5,884        994          -        103         290       201       509       582
Benefits paid to
 participants      941,338     13,708     71,181      3,379        154      29,253       711     1,253       900
Loan withdrawals    47,464      1,855     23,697     40,170        473       8,367    20,054    18,035    24,106
Exchanges out      486,077    226,132    251,310     57,323     37,468     100,714    18,932    76,444   168,191
                 ---------   --------   --------   --------   --------    --------  --------  --------  --------
Total deductions 1,476,372    247,579    347,313    101,585     38,321     138,626    39,924    96,554   194,098
                 ---------   --------   --------   --------   --------    --------  --------  --------  --------
Net increase
 (decrease)       (525,883)  (201,716)  (203,986)    34,382      2,427       4,414   330,378    26,825    21,117

Net assets available
 for benefits,
  beginning of
  year           5,368,279    644,814  2,365,784    810,659    265,890     955,936   414,276   897,824   744,185
                 ---------   --------  ---------   --------   --------    --------  --------  --------  --------

Net assets available
 for benefits,
 end of year    $4,842,396  $ 443,098 $2,161,798  $ 845,041  $ 268,317   $ 960,350 $ 744,654 $ 924,649 $ 765,302
                 =========   ========  =========   ========   ========    ========  ========  ========  ========

                       BERRY PETROLEUM COMPANY THRIFT PLAN
                          NOTES TO FINANCIAL STATEMENTS

Note 5. Investments (continued)
                     Fidelity    Fidelity  Fidelity  Fidelity   Fidelity    Fidelity
                     Freedom     Freedom   Freedom   Freedom    Freedom     US Bond       Loan
       2000          Income       2000       2010      2020       2030      Index       Account     Total
                     ---------   -------   --------  ---------  --------    --------   ---------   -------
ADDITIONS TO NET ASSETS(continued):
Contributions from:
 Participants       $  4,601    $  4,823 $  30,701   $ 39,970  $  28,838    $  8,031  $       -  $  541,670
 Employer              6,901       6,732    24,552     34,735     28,426       7,784          -     503,245
 Interest and
   dividends           6,546       6,683    13,760     54,767     21,183       2,339       (213)  1,033,343
 Interest from
   participant loans       -           -       515      2,808      5,039         175          -      62,888
 Net appreciation
  (depreciation)
  in fair value
  of investments      (2,606)     (5,951)  (15,286)   (89,260)   (41,070)      1,563          -    (955,411)
 Exchanges in         88,416      35,391    84,116    446,510     81,360       1,465          -   1,659,719
 Forfeiture
  activity                 -           -         -          -          -           -          -      13,260
Loan principal
 repayment                 -           -     1,366     11,255     13,410         674   (260,665)          -
                     -------     -------   -------    -------   --------     -------    -------   ---------
Total additions      103,858      47,678   139,724    500,785    137,186      22,031   (260,878)  2,858,714
                     -------     -------   -------    -------   --------     -------    -------   ---------

DEDUCTIONS:
Administrative fees        -           -         -         88         25           -          -       2,753
Forfeiture activity        -           -        89          -      4,128           -          -      13,260
Benefits paid to
 participants              -           -       122          -      8,026           -     41,567   1,111,592
Loan withdrawals           -           -         -      3,160      2,791       1,172   (191,290)          -
Exchanges out              -      24,444    29,495    183,189          -           -          -   1,659,719
                    --------     -------  --------   --------   --------     -------   --------   ---------
Total deductions           -      24,444    29,706    186,383     14,970       1,172   (149,723)  2,787,324
                    --------     -------  --------   --------   --------     -------   --------   ---------

Net increase
 (decrease)           103,858     23,234   110,018    314,402    122,216      20,859   (111,155)     71,390

Net assets available
 for benefits,
 beginning of year         -      29,246    82,028    266,310    213,559      22,489    677,706  13,758,985
                    --------     -------  --------   --------   --------     -------    -------  ----------

Net assets available
 for benefits,
 end of year       $ 103,858    $ 52,480 $ 192,046  $ 580,712  $ 335,775    $ 43,348  $ 566,551 $13,830,375
                    ========     =======  ========   ========   ========     =======    =======  ==========

                    BERRY PETROLEUM COMPANY THRIFT PLAN
             Schedule of Assets Held for Investment Purposes
                            December 31, 2001



Identity  of  issue,         Description  of investment
borrower, lessor,            including maturity date,
or similar party             rate  of  interest,
                             collateral, par or maturity      Current
                             value                             Value


Blended Income Fund         Comingled Pool Account         $ 4,746,085
                                                            ----------

* Berry Petroleum Company   Berry Stock Account -              489,836
 ($.01 par value)           Class  A  Common  Stock
 (33,129 shares)

 Fidelity Contrafund        Mutual Fund                      1,744,808

 Fidelity Diversified       Mutual Fund                        859,990
  International

 Fidelity Growth & Income   Mutual Fund                        932,406

 Fidelity Equity Income I   Mutual Fund                        751,693

 Spartan US Equity Index    Mutual Fund                        876,582

 Fidelity Low Priced Stock  Mutual Fund                      1,119,056

 Fidelity Puritan           Mutual Fund                        216,633

 Fidelity Freedom Income    Mutual Fund                        120,749

 Fidelity Freedom 2000      Mutual Fund                         45,492

 Fidelity Freedom 2010      Mutual Fund                        269,016

 Fidelity Freedom 2020      Mutual Fund                        567,384

 Fidelity Freedom 2030      Mutual Fund                        334,218

 Fidelity Freedom 2040      Mutual Fund                          5,594

 Fidelity US Bond Index     Mutual Fund                         99,209
                                                            ----------
                Total Investments at Fair Value              8,432,666
                                                            ----------
 Total Investments                                        $ 13,178,751
                                                            ==========

 Participant loans         Interest bearing loans         $    532,097
                           at prime rate  plus  2%;         ==========
                           interest rates on
                           outstanding loans range from
                           7%  to 11.5%.
* Party in interest

                         SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                BERRY PETROLEUM COMPANY THRIFT PLAN


              By     /s/ Jerry V. Hoffman
              Name:    Jerry V. Hoffman
              Title:     Member of 401(k) Administrative Committee

              By     /s/ Ralph J. Goehring
              Name:    Ralph J. Goehring
              Title:     Member of 401(k) Administrative Committee


              By     /s/ Kenneth A. Olson
              Name:    Kenneth A. Olson
              Title:     Member of 401(k) Administrative Committee



     September 30, 2003